Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Financial Statements (with supplementary information) and Report of Independent Registered Public Accounting Firm

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 70306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/03/19 AND ENDING 12/31/20
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astris Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1627 Eye Street NW, Suite 1210
_____
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean-Marie Boudet   (202) 459-9217
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
_____
(Name – if individual, state last, first, middle name)

7501 Wisconsin Avenue, Suite 400E	Bethesda	MD	20814-6583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Tobey S. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astris Securities, LLC, as of February 25, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

District of Columbia

Signed and sworn to (or affirmed) before me on 02/25/2021 by Tobey S. Collins

Notary Public
My Commission Expires: 01-14-2025

DIANE R. WEBER NOTARY PUBLIC EXP. 01-14-2025 DISTRICT OF COLUMBIA

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

<u>Index</u>

Facing page

Report of Independent Registered Public Accounting Firm

To the Member and Management
Astris Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Astris Securities, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the period from October 3, 2019 (effective date of FINRA membership) through December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Astris Securities, LLC as of December 31, 2020 and the results of its operations and its cash flows for the period from October 3, 2019 (effective date of FINRA membership) through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Astris Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Astris Securities, LLC's financial statements. The supplemental information is the responsibility of Astris Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information we evaluated whether the supplemental information including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Astris Securities, LLC's auditor since 2019.

Bethesda, Maryland
February 25, 2021

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Financial Condition

December 31, 2020

<u>Assets</u>

Cash	$	76,878
Prepaid Expenses		6,392
TOTAL ASSETS	$	83,270

<u>Liabilities and Member's Equity</u>

Liabilities		
Accrued Expenses	$	15,000
TOTAL LIABILITIES		15,000
Member's Equity		
Capital Contributions		297,344
Accumulated deficit		(229,074)
TOTAL MEMBER'S EQUITY		68,270
TOTAL LIABILITIES and MEMBER'S EQUITY	$	83,270

See Notes to Financial Statements

4

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Operations

Period from October 3, 2019 (effective date of FINRA membership)

through December 31, 2020

Revenues	$	-
Expenses:		
Occupancy expenses	$	83,730
Regulatory expenses		8,866
General and administrative expenses		9,211
Professional fees		42,005
IT expenses		4,033
Employee expenses		56,250
Net Loss	$	(204,095)

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Changes in Member's Equity

Period from October 3, 2019 (effective date of FINRA membership)

through December 31, 2020

Balance, October 3, 2019	$ 172,365
Capital contribution	100,000
Net loss	(204,095)
Balance, December 31, 2020	$ 68,270

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Statement of Cash Flows

Period from October 3, 2019 (effective date of FINRA membership)

through December 31, 2020

Cash Flows from Operating Activities:		
Net loss	$	(204,095)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(4,019)
Increase in accrued expenses		15,000
Net cash used in operating activities		(193,114)
Cash flows from financing activities		
Capital contributions		100,000
Net cash provided by financing activities		100,000
Net decrease in cash		(93,114)
Cash as of October 3, 2019		169,992
Cash as of December 31, 2020	$	76,878

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Astris Securities, LLC (the "Company"), a Delaware LLC, wholly-owned by Astris Finance, LLC ("AF" or "Parent"), was organized on January 22, 2019 principally to facilitate the distribution of securities of partnerships offered by AF and its affiliates. The Company is registered with the Securities and Exchange Commission ("SEC") as a private placement broker/dealer in securities and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on October 3, 2019. The Company files an Exemption Report pursuant to the provisions of footnote 74 of SEC Release 34-70073 as it does not hold customer funds or securities or carry accounts for customers and its business is limited to private placements. As a result, the Company is not obligated to maintain certain reserve requirements and possession and control requirements under Rule 15c3-3 of the SEC. The Company's planned principal operations are to act as a private placements agent. The Company is continuing to implement marketing efforts to accomplish such activities. The Parent has committed to provide the necessary financial support for the Company until such activities commence to generate sufficient operating cash flows.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Under the asset and liability method of ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly-owned subsidiary of AF, which is wholly-owned by Astris Infrastructure, LLC, the Company is included in the consolidated tax return of Astris Infrastructure, LLC. Both Astris Securities, LLC and AF have elected to be treated as pass-through entities for U.S. income tax purposes and, as such, are not subject to U.S. income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Astris Securities, LLC's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Astris Finance, LLC is required to file and does file tax returns with the Internal Revenue Service ("IRS") and other taxing authorities.

The Company's federal tax returns, which are filed as part of the consolidated Astris Infrastructure, LLC returns, remain subject to examination by the IRS for a period of three

years. While no income tax returns are currently being examined by the IRS, tax years since 2017 remain open.

Note 2 - Related Party Transactions

Astris Securities, LLC has an expense sharing agreement with the Parent as well as with Astris Finance France for compensation and benefits, administrative services, office space and equipment. Under the arrangement, the Parent and Astris Finance France incur the services/costs which are then invoiced to the Company and are paid on a quarterly basis. The Company incurred $143,730 in such services/costs and has reflected these amounts in the accompanying statement of operations. The expense sharing agreement provides for certain costs to be paid directly by the Company, including but not limited to, FINRA assessments, registration and renewal costs, audit fees, and Fidelity Bond premiums.

Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $61,878, which was $56,878 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1 at December 31, 2020.

Note 4 - Risk and Uncertainties

COVID-19
In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, events have occurred including mandates from federal, state and local authorities leading to an overall decline in economic activity which could result in material adverse effects to the Company's financial position, results of operations and cash flows. As of December 31, 2020, the global pandemic is still ongoing. Management continues to monitor the results of operations to evaluate the economic impact of the pandemic on the Company.

Registration Risk
The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results. The Company is currently registered in DC, NY, MA and CA and the Compliance Officer monitors the regulatory requirements in those 4 States on a regular basis.

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Notes to Financial Statements – Continued

December 31, 2020

Concentration of Credit Risk

Cash is maintained at Citibank N.A., which, at times, may exceed Federally insured amounts. The Company has not experienced any losses to date related to these balances.

Note 5 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 25, 2021 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2020

COMPUTATION OF NET CAPTIAL

Line

1. Total ownership equity from Statement of Financial Condition	$	68,270
5. Total capital and allowable subordinated liabilities	$	68,270
6. Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	6,392
10. Net Capital	$	61,878
11. Minimum net capital required (6-2/3% of line 19)	$	1,000
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	56,878
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	55,878

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness	$	15,000
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		24.24%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2020.
See Report of Independent Registered Public Accounting Firm.

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Astris Securities, LLC

(A Wholly-Owned Subsidiary of Astris Finance, LLC)

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.